Exhibit (12)
S&P Global Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Six months ended June 30,		Years ended December 31,
	2018		2017		2016		2015		2014		2013
Earnings:
Income from continuing operations before taxes on income	$1,338		$2,461		$3,188		$1,815		$54		$1,299
Fixed charges	112		211		243		162		118		124
Total earnings	$1,450		$2,672		$3,431		$1,977		$172		$1,423
Fixed charges:
Interest expense	$80		$147		$179		$101		$58		$62
Portion of rental payments deemed to be interest	29		59		59		59		59		61
Amortization of debt issuance costs and discount	3		5		5		2		1		1
Total fixed charges	$112		$211		$243		$162		$118		$124
Ratio of earnings to fixed charges:	12.9	x	12.7	x	14.1	x	12.2	x	1.5	x	11.5	x